U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2005.

     KINGSWAY FINANCIAL SERVICES INC.
(Exact name of Registrant as specified in its charter)

ONTARIO, CANADA
(Province or other jurisdiction of incorporation or organization)

     5310 Explorer Drive, Suite 200, Mississauga, Ontario, Canada L4W 5H8
(Address of principal executive offices)

             [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:]

                                          Form 20-F                 Form 40-F   X

             [Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:]

                                                     Yes                         No   X

             [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]

                                                        N/A

KINGSWAY FINANCIAL SERVICES INC.

Table of Contents

Item	Description	Sequential Page Number
1.	Press Release — dated February 2, 2005	4
2.	Press Release — dated February 10, 2005	5

SIGNATURES

              Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KINGSWAY FINANCIAL SERVICES INC.

Dated: February 11, 2005	By: /s/ W. Shaun Jackson
W. Shaun Jackson
Executive Vice President and
Chief Financial Officer

KINGSWAY ANNOUNCES YEAR-END CONFERENCE CALL AND WEBCAST

Toronto, Ontario (February 2, 2005) – Kingsway Financial Services Inc. (TSE:KFS, NYSE:KFS) will hold its year-end conference call and webcast at 5:00 p.m. ET on Thursday, February 10, 2005 to discuss its fourth quarter and 2004 year-end results, which will be announced after the close of markets on Thursday, February 10, 2005 and will be available on the Company’s website at www.kingsway-financial.com. The call, consisting of a presentation by management of the Company followed by a question period, will be broadcast live and archived for 90 days at www.newswire.ca/en/webcast/viewEvent.cgi?eventID=1003640. The call will also be available live via telephone at 1-800-814-4860 and a replay of the call will be available via telephone at 1-877-289-8525, reservation number 21110473# until February 17, 2005.

About the Company

Kingsway’s primary business is trucking insurance and the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers. The Company currently operates through ten wholly-owned insurance subsidiaries in Canada and the U.S. Canadian subsidiaries include Kingsway General Insurance Company, York Fire & Casualty Insurance Company and Jevco Insurance Company. U.S. subsidiaries include Universal Casualty Company, American Service Insurance Company, Southern United Fire Insurance Company, Lincoln General Insurance Company, U.S. Security Insurance Company, American Country Insurance Company and Avalon Risk Management, Inc. The Company also operates reinsurance subsidiaries in Barbados and Bermuda. Lincoln General Insurance Company, Universal Casualty Insurance Company, Jevco and Kingsway Reinsurance (Bermuda) are all rated “A-” Excellent by A.M. Best. Kingsway General and York Fire are rated “B++” (very good). The Company’s senior debt is rated investment grade “BBB-” by Standard and Poor’s and “BBB” by Dominion Bond Rating Services. The common shares of Kingsway Financial Services Inc. are listed on the Toronto Stock Exchange and the New York Stock Exchange, under the trading symbol “KFS”.

For further information, please contact:
Shaun Jackson
Executive Vice President and Chief Financial Officer
Tel: (905) 629-7888
Fax: (905) 629-5008
Web Site: www.kingsway-financial.com

KINGSWAY REPORTS 54% INCREASE IN NET INCOME AND INITIATES
QUARTERLY DIVIDEND

Toronto, Ontario (February 10, 2005) – Kingsway Financial Services Inc. (TSE:KFS, NYSE:KFS) today announced financial results for the quarter and year ended December 31, 2004, and the declaration of an initial quarterly dividend of 5 cents per share.

For Q4

o	Diluted earnings per share doubled to 64 cents

o	Income before income taxes increased 265% to $36.3 million

o	Net income increased 102% to $36.3 million

o	In U.S. dollars, net income increased 117% and diluted earnings per share by 121%

o	Combined ratio improved to 98.2% compared to 105.6% for Q4 2003

o	Underwriting profit of $9.8 million

o	Annualized return on equity of 18.2%

For the Year

o	Diluted earnings per share increased 43% to $2.32

o	Income before income taxes increased 88% to $146.2 million

o	Net income increased 54% to $131.0 million

o	In U.S. dollars, net income increased 65% and diluted earnings per share by 53%

o	Combined ratio improved to 97.8% from 101.4% in 2003

o	Record underwriting profit of $51.3 million

o	Return on equity of 17.4%

o	Book value increased 13% to $14.25 (20% in U.S. dollars to U.S.$11.85)

o	Fair value of investment portfolio increased 17% to $56.54 per share

For the fourth quarter net income increased 102% to a quarterly record $36.3 million ($18.0 million last year) and income before income taxes increased 265% to $36.3 million ($9.9 million last year). Net income for the year was a record $131.0 million ($85.3 million last year) an increase of 54% over 2003, our previous record year, and income before income taxes increased 88% to $146.2 million ($77.6 million last year). Return on equity improved to 17.4% for the year (12.9% last year) and to 18.2% for the quarter (10.1% last year).

Diluted earnings per share doubled to a new quarterly record 64 cents compared to 32 cents for the fourth quarter last year. For the year, diluted earnings per share increased by 43% to a record $2.32 on 7% more shares outstanding than last year.

“I am pleased to report record earnings for 2004” said Bill Star, President & Chief Executive Officer. “Our Canadian operations reported very strong growth and a return to underwriting profitability and our U.S. operations produced very strong underwriting results again this year. In 2004 we continued to strengthen our balance sheet reserves and our capital while delivering outstanding profitability and return on equity. Our diversified North American distribution platform and strong market positions in our core products provide us with a strong foundation as we move into 2005.”

more….

Currency

A significant portion of the Company’s operations and net assets are denominated in U.S. dollars whereas the Company reports in Canadian dollars. During 2003 and 2004, the Canadian dollar has appreciated significantly against the U.S. dollar thereby affecting the comparability of results. Effective January 1, 2005, the Company will change its reporting currency from Canadian dollars to U.S. dollars. Had the results for the quarter been translated at the same exchange rates as last year, net income and earnings per share would have been further increased by $2.4 million ($7.0 million for the year) and 4 cents (12 cents for the year), respectively.

The supplementary information contained in this press release contains selected financial information expressed in U.S. dollars. Net income increased 117% to U.S.$29.8 million compared to U.S.$13.7 million reported in the fourth quarter of last year. Net income for the year was U.S.$100.6 million an increase of 65% over U.S.$61.0 million reported in 2003. Diluted earnings per share increased 121% to U.S.$0.53 compared to U.S.$0.24 reported in the fourth quarter last year. For the year, diluted earnings per share increased by 53% in U.S. dollars to U.S.$1.78 compared to U.S.$1.16 last year. Book value per share grew by 20% from a year ago to U.S.$11.85.

Premiums

For the fourth quarter, gross premiums written were $579.0 million ($651.6 million last year) and for the year they decreased by 1% to $2.6 billion reflecting both changes in currency exchange rates and softening conditions in certain U.S. markets. For the quarter, gross premiums written from U.S. operations decreased 14% (7% in U.S. dollars) to $403.2 million (U.S.$330.0 million) compared with $466.6 million (U.S.$356.0 million) last year. For the year, gross premiums written by the U.S. operations were $1.8 billion (U.S.$1.4 billion) compared with $2.0 billion last year (U.S.$1.4 billion). Gross premiums written in California increased by 40% to $353.9 million whereas gross premiums written in Florida and South Carolina declined by 15% to $271.2 million and 35% to $52.9 million, respectively.

Gross premiums written in Canada increased by 16% to $760.6 million for the year compared with $654.9 million in 2003. For the quarter gross premiums for the Canadian operations were $175.8 million, a decrease of 5% compared with the fourth quarter last year. In Alberta, the Company was required to refund premiums to insureds ($7.2 million), and also assigned premiums to the Facility Association ($8.6 million) which reduced gross premiums written by $15.8 million in the fourth quarter this year. In 2004 gross premiums written in Ontario increased by 47% and declined by 4% in Alberta, and Canadian non-standard automobile and trucking premiums increased by 18% and 7%, respectively.

more….

Premiums – continued

Net premiums written were $2.3 billion ($506.4 million for the quarter) compared with $2.5 billion ($621.5 million for the quarter) last year. Net premiums earned were $2.3 billion compared with $2.4 billion. During the second quarter of 2004 the Company entered into two quota-share reinsurance arrangements in Canada and the United States with reinsurers rated A+ or better by A.M. Best. Under both treaties the Company has the option to vary the amount of premiums ceded in any quarter, which provides flexibility in managing premium leverage and capital. Under these treaties the Company ceded $56.9 million for the quarter ($252.9 million for the year). As a result of entering into these treaties, net premiums earned were reduced by $58.9 million ($183.7 million for the year), underwriting profit by $2.4 million ($7.3 million for the year) net income by $1.6 million ($4.8 million for the year) and earnings per share by 3 cents for the quarter (8 cents for the year). As a result, the rolling four quarter net premiums written to statutory surplus ratio declined from 2.9x at December 31, 2003 to 2.2x at December 31, 2004 providing greater underwriting and financial flexibility for 2005.

Underwriting Profit & Combined Ratio

The combined ratio improved to 98.2% for the fourth quarter (105.6% last year), producing an underwriting profit of $9.8 million. For the quarter the combined ratio for the Canadian operations improved to 105.4% (117.0% last year) and for the U.S. operations improved to 95.3% (101.9% last year). For the year, the combined ratio improved to 97.8% (101.4% last year), which produced record underwriting profit of $51.3 million ($33.9 million underwriting loss last year). The U.S. operations combined ratio improved to 97.7% (98.3% last year) producing an underwriting profit of $37.7 million ($31.5 million last year). The Canadian operations combined ratio improved to 97.9% (111.8% last year) which produced an underwriting profit of $13.6 million compared to an underwriting loss of $65.4 million in 2003.

For the fourth quarter, the loss ratio for the Canadian operations was 77.6% (72.2% for the year) an improvement compared to 88.7% (83.7% for the year) last year. For the U.S. operations the loss ratio improved to 69.8% (70.3% for the year) compared to 75.2% (71.5% for the year) last year.

Investment Income

Investment income increased 21% (23% for the year) to $25.1 million ($96.4 million for the year) compared with $20.8 million ($78.4 million for the year) for the fourth quarter of 2003. During the fourth quarter realized gains were $15.8 million ($49.1 million for the year), and realized losses on disposals of investments were $7.3 million ($22.4 million for the year). Net realized gains amounted to $8.5 million ($6.9 million after tax or 12 cents diluted earnings per share) compared with $29.8 million ($21.9 million after tax or 39 cents diluted earnings per share) for the fourth quarter last year, and for the year were $26.7 million ($21.9 million after tax or 39 cents diluted earnings per share) compared to $55.0 million ($43.3 million after tax or 82 cents diluted earnings per share) last year. Net unrealized gains of $73.7 million include net unrealized gains on the common shares portfolio of $67.6 million ($1.20 per share outstanding) at December 31, 2004.

more….

Balance Sheet

Total assets as at December 31, 2004 grew to $4.2 billion. The investment portfolio, including cash, increased to $3,104.5 million (market value $3,178.3 million), compared to $2,652.9 million (market value $2,705.5 million) as at December 31, 2003. The fair value of the investment portfolio increased 17% to $56.54 per share outstanding compared to $48.46 per share outstanding as at December 31, 2003.

At December 31, 2004, unpaid claims increased 22% to $2,030.4 million compared to $1,669.7 million at the end of 2003. The incurred but not reported claims (IBNR) provision increased by 9% during the year to $811.8 million, representing 40% of total unpaid claims provisions.

Book value per share increased by 13% since the beginning of the year to $14.25 at December 31, 2004, which is inclusive of the unrealized currency translation adjustment which decreased Canadian dollar book value per share by 71 cents for the year.

First Quarterly Dividend

The Board of Directors today approved the payment of the Company’s first quarterly dividend to shareholders of 5 cents. The initial dividend payment will be made on March 31, 2005 to shareholders of record as at March 15, 2005.

“I am pleased to announce the payment of a quarterly dividend for the first time in our history”, said Bill Star, President & Chief Executive Officer. “The initiation of the dividend reflects our excellent operating results, the strong capital position of the company and the confidence we have in our future.”

Further Information

The discussion and analysis of our results of operation and information in this press release is an update of the information set forth in our 2003 Annual Report. Further information about our financial results and condition can be found in our Annual Report and other filings.

Conference Call

The Company will have a conference call starting today at 5:00pm (Eastern time) on February 10, 2005. If interested in participating, please dial 1-800-814-4860 about five minutes before the start of the call. A live broadcast of the conference call can be accessed at www.newswire.ca/en/webcast/viewEvent.cgi?eventID=1003640. You may also link to the broadcast through our website at www.kingsway-financial.com. A rebroadcast of the conference call will also be available and can be accessed through our website.

more….

Forward Looking Statements

This press release includes “forward looking statements” that are subject to risks and uncertainties. For information identifying important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, see Kingsway’s securities filings, including its 2003 Annual Report under the heading Risks and Uncertainties in the Management’s Discussion and Analysis section. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About the Company

Kingsway’s primary business is trucking insurance and the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers. The Company currently operates through ten wholly-owned insurance subsidiaries in Canada and the U.S. Canadian subsidiaries include Kingsway General Insurance Company, York Fire & Casualty Insurance Company and Jevco Insurance Company. U.S. subsidiaries include Universal Casualty Company, American Service Insurance Company, Southern United Fire Insurance Company, Lincoln General Insurance Company, U.S. Security Insurance Company, American Country Insurance Company and Avalon Risk Management, Inc. The Company also operates reinsurance subsidiaries in Barbados and Bermuda. Lincoln General Insurance Company, Universal Casualty Insurance Company, Jevco and Kingsway Reinsurance (Bermuda) are all rated “A-” Excellent by A.M. Best. Kingsway General and York Fire are rated “B++” (very good). The Company’s senior debt is rated investment grade “BBB-"(stable) by Standard and Poor’s and “BBB” (stable) by Dominion Bond Rating Services. The common shares of Kingsway Financial Services Inc. are listed on the Toronto Stock Exchange and the New York Stock Exchange, under the trading symbol “KFS”.

For further information, please contact:
Shaun Jackson
Executive Vice President and Chief Financial Officer
Tel: (905) 629-7888
Fax: (905) 629-5008
Web Site: www.kingsway-financial.com

KINGSWAY FINANCIAL SERVICES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
For the twelve months ended December 31, 2004 and 2003
(In thousands of Canadian dollars, except for per share amounts)

	Quarter to Dec 31:		12 months to December 31:
	2004	2003	2004	2003
	(unaudited)

Gross premiums written	$578,989	$651,583	$2,610,070	$2,636,822

Net premiums written	$506,399	$621,480	$2,265,956	$2,518,711

Revenue:
Net premiums earned	$550,943	$617,642	$2,314,103	$ 2,381,984
Investment income	25,109	20,762	96,429	78,369
Net realized gains	8,474	29,806	26,658	55,032

	584,526	668,210	2,437,190	2,515,385
Expenses:
Claims incurred	396,898	484,722	1,639,094	1,770,137
Commissions and premium taxes	98,988	126,338	431,070	503,158
General and administrative expenses	45,229	40,910	192,641	142,611
Interest expense	6,948	6,092	27,494	20,983
Amortization of intangibles	161	200	690	854

	548,224	658,262	2,290,989	2,437,743

Income before income taxes	36,302	9,948	146,201	77,642
Income taxes (recovery)	(42)	(8,044)	15,196	(7,641)

Net income	$ 36,344	$ 17,992	$ 131,005	$ 85,283

Earnings per share:
Basic:	$0.65	$0.32	$2.33	$1.63
Diluted:	$0.64	$0.32	$2.32	$1.62
Weighted average shares outstanding (in 000’s):
Basic:	56,194	55,810	56,124	52,307
Diluted:	56,639	56,177	56,549	52,771
Claims ratio	72.0%	78.5%	70.8%	74.3%
Expense ratio	26.2%	27.1%	27.0%	27.1%
Combined ratio	98.2%	105.6%	97.8%	101.4%

Underwriting profit (loss)	$ 9,828	$(34,328)	$ 51,298	$ (33,922)
Return on equity (annualized)	18.2%	10.1%	17.4%	12.9%
Book value per share			$14.25	$12.63

KINGSWAY FINANCIAL SERVICES INC.
CONSOLIDATED BALANCE SHEETS
(In thousands of Canadian dollars)

	Dec. 31 2004	Dec. 31 2003

ASSETS
Cash	$ 104,698	$ 140,883
Investments	2,999,841	2,512,052
Accrued investment income	25,297	21,189
Accounts receivable and other assets	395,241	387,052
Due from reinsurers and other insurers	312,996	176,295
Deferred policy acquisition costs	170,576	167,960
Income taxes recoverable	12,535	--
Future income taxes	57,871	72,184
Capital assets	70,336	66,981
Goodwill and intangible assets	80,919	85,840

	$4,230,310	$3,630,436

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES
Bank indebtedness	$ 72,002	$ 153,895
Accounts payable and accrued liabilities	132,635	128,797
Income taxes payable	--	2,589
Funds withheld payable to reinsurer	94,586	--
Unearned premiums	762,472	776,481
Unpaid claims	2,030,449	1,669,734
Senior unsecured indebtedness	228,250	78,000
Subordinated indebtedness	108,781	115,981

	3,429,175	2,925,477

SHAREHOLDERS’ EQUITY
Share capital	471,886	468,668
Issued and outstanding number of common shares
56,210,250 – December 31, 2004
55,829,794 – December 31, 2003
Contributed surplus	2,285	678
Currency translation adjustment	(133,967)	(94,313)
Retained earnings	460,931	329,926

	801,135	704,959

	$4,230,310	$3,630,436

KINGSWAY FINANCIAL SERVICES INC.
SUPPLEMENTARY INFORMATION TO PRESS RELEASE
As at December 31, 2004 and December 31, 2003
(In thousands of Canadian dollars)

1.    Investments:

	December 31, 2004

	Carrying Amount	Fair value

Term deposits	$ 317,853	$ 317,626
Bonds:
Government	590,050	592,693
Corporate	1,662,783	1,666,447
Common shares	324,323	391,964
Financed premiums	104,832	104,832

	$2,999,841	$3,073,562

	December 31, 2003

	Carrying Amount	Fair value

Term deposits	$ 285,715	$ 285,500
Bonds:
Government	649,347	651,905
Corporate	1,242,025	1,248,033
Preferred shares	500	512
Common shares	253,551	297,725
Financed premiums	80,914	80,914

	$2,512,052	$2,564,589

KINGSWAY FINANCIAL SERVICES INC.
SUPPLEMENTARY INFORMATION TO PRESS RELEASE
For the twelve months ended December 31, 2004 and 2003
(In thousands of Canadian dollars)

2.        Underwriting Results:

            The underwriting results for the Company’s operations were as follows:

	Quarter to Dec 31:		12 months to Dec 31:
	2004	2003	2004	2003

Underwriting Profit (Loss)
Canada	$(8,619)	$(25,504)	$ 13,575	$ (65,383)
U.S.	18,447	(8,824)	37,723	31,461

Total	$ 9,828	$(34,328)	$ 51,298	$ (33,922)

Combined Ratio
Canada	105.4%	117.0%	97.9%	111.8%
U.S.	95.3%	101.9%	97.7%	98.3%

Total	98.2%	105.6%	97.8%	101.4%

Expense Ratio
Canada	27.8%	28.3%	25.7%	28.1%
U.S.	25.5%	26.7%	27.4%	26.8%

Total	26.2%	27.1%	27.0%	27.1%

Loss Ratio
Canada	77.6%	88.7%	72.2%	83.7%
U.S.	69.8%	75.2%	70.3%	71.5%

Total	72.0%	78.5%	70.8%	74.3%

Change in estimated unpaid claims
for prior accident years (note 1):
Canada	$(20,235)	$(29,308)	$(39,252)	$(103,945)
U.S.	(8,038)	(34,557)	(28,530)	(92,838)

Total	$(28,273)	$(63,865)	$(67,782)	$(196,783)

As a % of net premiums earned (note 2):
Canada	12.6%	19.5%	6.0%	18.8%
U.S.	2.1%	7.4%	1.7%	5.1%

Total	5.1%	10.3%	2.9%	8.3%

As a % of unpaid claims (note 3):
Canada			7.4%	31.5%
U.S.			2.5%	11.8%

Total			4.1%	16.4%

Note 1 –	(Increase) decrease in estimates for unpaid claims from prior accident years reflected in current financial year results.

Note 2 –	Increase (decrease) in current financial year reported combined ratio.

Note 3 –	Increase (decrease) compared to estimated unpaid claims at the end of the preceding fiscal year.

KINGSWAY FINANCIAL SERVICES INC.
SUPPLEMENTARY INFORMATION TO PRESS RELEASE
As at December 31, 2004, December 31, 2003
(In thousands of Canadian dollars, except for per share amount)

3.    Financial Strength:

        Some of the key indicators of the Company’s financial strength are as follows:

	December 31, 2004		December 31, 2003

Rolling four quarter calculations:
Net Premiums Written to Estimated Statutory Surplus Ratio	2.2	x	2.9	x
Interest Coverage Ratio	6.7	x	5.2	x
Total Bank and Senior Debt to Capitalization Ratio	25.4%		22.1%

4.    Selected Financial Information expressed in thousands of U.S. dollars

	Quarter to Dec 31:	12 months to Dec 31:
	2004	2003	2004	2003

Gross Premiums Written	$474,308	$496,897	$2,004,795	$1,886,119
Net Premiums Earned	451,333	471,013	1,777,463	1,703,833
Income before income taxes	29,739	7,586	112,297	55,537
Net Income	29,773	13,721	100,625	61,003
Earnings Per Share – diluted	$0.53	$0.24	$1.78	$1.16
Underwriting Profit (Loss)	8,052	(26,180)	39,402	(24,265)
Book Value Per Share			$11.85	$9.91

The selected financial information disclosed above has been translated using a foreign exchange rate for the income statement of Canadian $1 = U.S. $0.8192 and Canadian $1 = U.S. $0.7626 for the quarter ended December 31, 2004 and 2003, respectively, and Canadian $1 = U.S. $0.7681 and Canadian $1 = U.S. $0.7153 for the twelve months ended December 31, 2004 and 2003, respectively. The book value per share was translated at the quarter end rate of Canadian $1 = U.S. $0.8319 and Canadian $1 = U.S. $0.7849 for December 31, 2004 and 2003, respectively. Readers should be cautioned as to the limited usefulness of the selected financial information presented above.

KINGSWAY FINANCIAL SERVICES INC.
CONSOLIDATED STATEMENTS OF CASHFLOWS
For the twelve months ended December 31, 2004 and 2003
(In thousands of Canadian dollars)

	Quarter to Dec 31:	12 months to Dec 31:
	2004	2003	2004	2003
	(unaudited)

Cash provided by (used in):
Operating activities:
Net income	$ 36,344	$ 17,992	$ 131,005	$ 85,283
Items not affecting cash:
Amortization	2,171	4,079	10,377	10,062
Future income taxes	(8,886)	(16,637)	10,508	(25,526)
Net realized gains	(8,474)	(29,806)	(26,658)	(55,032)
Amortization of bond premiums & discounts	4,531	5,110	25,965	14,828

	25,686	(19,262)	151,197	29,615
Net change in non-cash balances:	111,668	223,051	353,966	588,309

	137,354	203,789	505,163	617,924
Financing activities:
Increase of share capital, net	276	248	3,218	111,476
Increase (decrease) in bank indebtedness	(738)	(3,741)	(82,808)	16,077
Increase in senior unsecured indebtedness	--	--	163,284	--
Increase in subordinated indebtedness	--	43,702	--	101,886

	(462)	40,209	83,694	229,439
Investing activities:
Purchase of investments	(663,831)	(1,056,702)	(3,145,974)	(6,615,029)
Proceeds from sale of investments	542,743	833,333	2,559,877	5,700,353
Financed premiums receivable, net	(15,838)	(2,565)	(22,283)	110
Net change to capital assets	(4,299)	(6,631)	(16,662)	(36,835)

	(141,225)	(232,565)	(625,042)	(951,401)
Increase (decrease) in cash during period	(4,333)	11,433	(36,185)	(104,038)
Cash, beginning of period	109,031	129,450	140,883	244,921

Cash, end of period	$ 104,698	$ 140,883	$ 104,698	$ 140,883